February 28, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company of New York JNLNY Separate Account I ("Registrant") File Nos. 333-217502 and 811-08401

Dear Commissioners:

This filing is Amendment No. 491 under the Investment Company Act of 1940 and Post-Effective Amendment No. 3 under the Securities Act of 1933, and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the following changes:

•	Three new Guaranteed Minimum Withdrawal Benefits ("GMWBs");

◦	5% GMWB with Annual Step-Up ("AutoGuard 5");

◦	For Life GMWB with Deferral Credits and Annual Step-Up ("LifeGuard Freedom Accelerator GMWB"); and

◦	Joint For Life GMWB with Deferral Credits and Annual Step-Up ("LifeGuard Freedom Accelerator with Joint Option GMWB").

•	New LifeGuard Freedom Accelerator Death Benefit;

•	Removal of the Income Stream Plus option from both the Single and Joint versions of the existing LifeGuard Freedom Net and LifeGuard Freedom Flex GMWBs;

•	Increased maximum issue age to 75 on the LifeGuard Freedom Flex Death Benefit;

•	Increased the benefit base cap from $5 million to $10 million on the LifeGuard Freedom Net, LifeGuard Freedom Flex, and MarketGuard Stretch GMWBs;

•	Added a new step-up calculation method on the LifeGuard Freedom Net and LifeGuard Freedom Flex GMWBs;

•	Other miscellaneous changes, including terminology changes and formatting, as reflected in the marked copy of the prospectus referenced below.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the Perspective Advisory II prospectus marked to show the above changes.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Legal Product Development